Exhibit 99.2

TABLE - 1
ALLOT COMMUNICATIONS LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except share and per share data)

	Three Months Ended
	June 30,
	2011	2010
	(Unaudited)

Revenues	$18,454	$13,626
Cost of revenues	5,305	3,915
Gross profit	13,149	9,711

Operating expenses:
Research and development costs, net	3,092	2,728
Sales and marketing	6,388	5,413
General and administrative	1,979	1,305
Total operating expenses	11,459	9,446
Operating profit	1,690	265
Financial and other income (expenses), net	(63)	(7,555)
Profit (loss) before income tax expenses	1,627	(7,290)

Tax expenses	16	127
Net profit (loss)	1,611	(7,417)

Basic net profit (loss) per share	$0.07	$(0.33)

Diluted net profit (loss) per share	$0.06	$(0.33)

Weighted average number of shares used in computing basic net earnings per share	24,195,495	22,711,470

Weighted average number of shares used in computing diluted net earnings per share	26,253,139	22,711,470

TABLE - 2
ALLOT COMMUNICATIONS LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED  BALANCE  SHEETS
(U.S. dollars in thousands)

	June 30,	December 31,
	2011	2010
	(Unaudited)	(Audited)

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$46,116	$42,858
Marketable securities and restricted cash	17,382	16,591
Trade receivables, net	11,142	10,739
Other receivables and prepaid expenses	6,763	4,958
Inventories	9,724	10,830
Total current assets	91,127	85,976

LONG-TERM ASSETS:
Severance pay fund	188	162
Other assets	341	340
Total long-term assets	529	502

PROPERTY AND EQUIPMENT, NET	5,115	5,193
GOODWILL AND INTANGIBLE ASSETS, NET	3,455	3,516

Total assets	$100,226	$95,187

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Trade payables	$2,094	$5,140
Deferred revenues	11,384	10,828
Other payables and accrued expenses	11,240	10,167
Total current liabilities	24,718	26,135

LONG-TERM LIABILITIES:
Deferred revenues	4,381	3,873
Accrued severance pay	223	191
Total long-term liabilities	4,604	4,064

SHAREHOLDERS' EQUITY	70,904	64,988

Total liabilities and shareholders' equity	$100,226	$95,187

TABLE - 3
ALLOT COMMUNICATIONS LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands)

	Three Months Ended
	June 30,
	2011	2010
	(Unaudited)

Cash flows from operating activities:

Net income (loss)	1,611	(7,417)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	679	650
Stock-based compensation related to options granted to employees and non-employees	547	471
Amortization of intangible assets	31	30
Capital (gain) loss	13	(29)
Increase (Decrease) in accrued severance pay, net	3	43
Decrease (Increase) in other assets	2	6
Increase in accrued interest and amortization of premium on marketable securities	48	-
Decrease (Increase) in trade receivables	2,364	(1,724)
Decrease (Increase) in other receivables and prepaid expenses	(1,240)	1,232
Decrease (Increase) in inventories	1,920	(1,420)
Increase (Decrease) in trade payables	(3,075)	2,654
Increase (Decrease) in employees and payroll accruals	(17)	21
Increase (Decrease) in deferred revenues	(396)	(1,941)
Increase in other payables and accrued expenses	405	1,247
Other than temporary loss on marketable securities	-	7,682

Net cash provided by operating activities	2,895	1,505

Cash flows from investing activities:

Increase in restricted deposit	(1)	-
Investment in short-term deposits	-	(582)
Purchase of property and equipment	(588)	(624)
Proceeds from sale of property and equipment	-	38
Investment in marketable securities	(1,061)	-
Proceeds from redemption or sale of marketable securities	800	12,252
Net cash provided by (used in) investing activities	(850)	11,084

Cash flows from financing activities:
Exercise of warrants and employee stock options and repayment of non-recourse loan	214	453
Net cash provided by financing activities	214	453

Increase in cash and cash equivalents	2,259	13,042
Cash and cash equivalents at the beginning of the period	43,857	36,349

Cash and cash equivalents at the end of the period	$46,116	$49,391